FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                 13 March, 2008


                                File no. 0-17630


                                   Acquisition



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Acquisition









N      E      W      S                R      E      L      E      A      S    E


13 March 2008


CRH REACHES AGREEMENT TO ACQUIRE MAJOR US CONCRETE PRODUCTS BUSINESS

CRH plc, the international building materials group, announced today that it has reached agreement to acquire the Pavestone Group LP for an upfront cash consideration, including debt assumed, of US$540 million (euro 348 million), plus deferred consideration contingent on future increases in profitability. Completion of the transaction is subject to the granting of the required regulatory approvals.

Pavestone is headquartered in Dallas, Texas and operates a national network of 18 concrete paver plants at 16 locations across the United States. In addition it has decorative stone bagging plants at 14 of these locations. The group currently employs 1,300 people across its operations. Approximately 70% of Pavestone's sales are in the retail homecenter channel, with the remaining sales split evenly between the commercial and distributor channels. Adjusted EBITDA for 2007 amounted to approximately US$65 million on sales of US$368 million.

Pavestone's operations complement the existing retail business of CRH's Architectural Products Group (APG), which operates from 30 paver plants and 11 bagging plants in 37 states, with good opportunities for synergies. Acquisition of Pavestone offers APG a broader national footprint in concrete landscaping products (pavers, retaining wall products and patio products, collectively described as hardscapes) and bagged stone with excellent modern production facilities and an experienced workforce.

In a comment, CRH Chief Executive Liam O'Mahony said "The proposed acquisition of Pavestone represents an opportunity to build on our success in developing APG into the leading North American supplier of multiple landscaping products, enabling profitable growth and an improved ability to service our core professional and DIY hardscape markets."


Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director
Eimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  13 March, 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director